Mail Stop 3561

November 21, 2007

By U.S. Mail and facsimile to (212) 754-5789

George L. Lindemann
Chairman, President and Chief Executive Officer
Southern Union Company
5444 Westheimer Road
Houston, TX 77056-5306

>   **Re: Southern Union Company**
>   **Definitive 14A**
>   **Filed March 27, 2007**
>   **File No. 1-06407**

Dear Mr. Lindemann:

We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comment by December 5, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Short-Term Incentive Awards, page 19

1. We note your response to comment 7 in our letter dated August 21, 2007. With respect to the 2007 targets, please undertake to provide the specific targets instead of indicating that they are "in the range of, and generally consistent with, guidance" you have provided and provide all targets rather than stating that certain goals have been provided to named executive officers "including achievement of goals" you have made public. You should provide the 2007 target information to the extent disclosure is material to an understanding to 2006 compensation.

George L. Lindemann
Southern Union Company
November 21, 2007
Page 2

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Robert M. Kerrigan, III
        Vice President – Assistant General Counsel
         & Secretary